CUSIP No. 83084J103	SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

83084J103 **

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

** This CUSIP number applies to Issuer’s American Depositary Shares, each representing eight Ordinary Shares.

CUSIP No. 83084J103	SCHEDULE 13G

1	Names of Reporting Persons Flash Bright Power Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 108,038,342 Ordinary Shares
	6	Shared Voting Power None
	7	Sole Dispositive Power 108,038,342 Ordinary Shares
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 108,038,342 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 27.7%*
12	Type of Reporting Person (See Instructions) CO

*                 Based on the 390,026,670 Ordinary Shares outstanding as of December 31, 2015.

CUSIP No. 83084J103	SCHEDULE 13G

1	Names of Reporting Persons Mr. Weili Su
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 163,467,907 Ordinary Shares*
	6	Shared Voting Power None
	7	Sole Dispositive Power 108,038,342 Ordinary Shares
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 163,467,907 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 41.9%**
12	Type of Reporting Person (See Instructions) IN

*                 Includes 45,429,565 Ordinary Shares over which voting proxies have been granted to Mr. Su as well as a voting proxy for 10,000,000 Ordinary Shares under an Employee Incentive Pool for which Mr. Su serves as the director and member of the advisory committee.

**          Based on the 390,026,670 Ordinary Shares outstanding as of December 31, 2015.

CUSIP No. 83084J103	SCHEDULE 13G

Item 1(a).	Name of Issuer:
Sky Solar Holdings, Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Room 635, 6/F, 100 QRC Queen’s Road, Central, Hong Kong Telephone No.: +852 3960 6548 Fax No.: +852 3180 9399

Item 2(a).	Name of Person Filing:
Flash Bright Power Ltd. Mr. Weili Su

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Flash Bright Power Ltd.:

Trinity Chambers, PO Box 4301,

Road Town, Tortola,

British Virgin Islands

Mr. Weili Su:

Suite 1703, GIFC II

1438 Hongqiao Road

Shanghai, P.R. China

Tel: +86 21 6163 8808

FAX: +86 21 6163 8811

Item 2(c)	Citizenship:
Flash Bright Power Ltd. — British Virgin Islands Mr. Weili Su — People’s Republic of China

Item 2(d).	Title of Class of Securities:
Ordinary Shares

Item 2(e).	CUSIP Number:
83084J103

Item 3.	Not Applicable

CUSIP No. 83084J103	SCHEDULE 13G

Item 4.	Ownership:
The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Person is provided as of December 31, 2015:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Flash Bright Power Ltd.	108,038,342	27.7%	108,038,342	—	108,038,342	—
Weili Su	163,467,907	41.9%	163,467,907	—	108,038,342	—

Flash Bright Power Ltd. is the record owner of six Ordinary Shares of the Issuer.  Flash Bright Power Ltd. also holds 108,038,336 Ordinary Shares in the form of American Depositary Shares.  Mr. Weili Su holds a 100% interest in Flash Bright Power Ltd. Mr. Su has been granted voting proxies covering 45,429,565 Ordinary Shares, as well as a voting proxy for 10,000,000 Ordinary Shares under an Employee Incentive Pool for which Mr. Su serves as the director and member of the advisory committee.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Weili Su may be deemed to beneficially own 108,038,342 Ordinary Shares of the Issuer held by Flash Bright Power Ltd., as well as 45,429,565 Ordinary Shares covered by the voting proxies and 10,000,000 Ordinary Shares covered by the Employee Incentive Pool.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:
Not applicable

CUSIP No. 83084J103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Flash Bright Power Ltd.	By:	/s/ Weili Su
Mr. Weili Su
Title: Director

Mr. Weili Su	By:	/s/ Weili Su
Name: Mr. Weili Su

CUSIP No. 83084J103	SCHEDULE 13G

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement